VIA FACSIMILE AND U.S. MAIL

July 25, 2006

Mail Stop 4561

Mr. Jose Rafael Fernandez
President and Chief Executive Officer
Oriental Financial Group Inc.
997 San Roberto Street
Oriental Center 10<sup>th</sup> Floor
Professional Offices Park
San Juan, Puerto Rico 00926

**Re:  Oriental Financial Group Inc.**
     **Form 10-K for Fiscal Year Ended June 30, 2005**
     **Form 10-Q for Fiscal Quarter Ended September 30, 2005**
     **File No. 001-12647**

Dear Mr. Fernandez:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,


                    Donald A. Walker
                    Senior Assistant Chief Accountant